FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

National Bank of Greece S.A.

Group and Bank
Financial Report as at 30 June 2009

August 2009

Certification of the Board of Directors

on the financial statements as at 30 June 2009

Certification of Chairman and Chief Executive Officer, Vice Chairman and Deputy Chief Executive Officer, and a member of the Board of Directors pursuant to Article 5(c) of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)

The financial statements for the six month period ended 30.06.2009 have been prepared in accordance with International Financial Reporting Standards in force and present a true and fair view of the assets, liabilities, equity and results of operation of National Bank of Greece and of the companies included in the consolidation.

(2)	The management’s interim report truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 28 August 2009

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE BOD MEMBER
EXECUTIVE OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	STEFANOS G. PANTZOPOULOS

Board of Directors Report

for the period ended 30 June 2009

Management’s interim report

on the consolidated financial statements of National Bank of Greece for the six month period ended 30 June 2009

Economic environment during the first half of 2009

The global economy contracted rapidly in the first half of 2009, led by the developed world, and especially the manufacturing sector. As a result, labor market weakness escalated and international trade contracted sharply. Boding well for the future, capital market conditions improved significantly, though more is needed, whereas business confidence surveys indicate a gradual recovery, albeit supported by strong fiscal and monetary initiatives on both sides of the Atlantic. In this conjuncture, the ECB has lowered its intervention rate to a record low of 1,00 per cent in May 2009, with interbank rates closer to 50 bps, while the Fed maintained its funds rate at a range of 0-0,25 per cent in the first half of 2009, in an effort to bolster economic activity. In fact, output in H2 2009 is expected to increase, possibly from Q3 on a quarterly basis, with output expected to range from 1½-2½ per cent in the developed world in 2010.

The Greek economy was broadly stagnant in Q1 2009 with GDP growth slowing to 0,3 per cent yoy as expanding public consumption and rapidly declining imports could not counterbalance the drag on growth from plunging investment spending, contracting exports and flat private consumption. Looking ahead, economic activity is expected to move to negative territory driven down by weak consumer spending, shrinking fixed investment, continuing inventory depletions and declining tourism and shipping revenues.

Despite the considerable loosening in monetary conditions, credit expansion to the private sector in Greece decelerated further to 7,6 per cent yoy in June reflecting, inter alia, weak consumer and business sentiment due to adverse feedback effects from deteriorating labor market and demand conditions.

Although public finances remain under substantial pressure, the spread of the 10-year Greek government bond over the benchmark bund has declined below 170 bps in June (or 130 bps below the highs reached in February) reflecting gradually improving investors’ risk appetite and a concomitant moderation in liquidity and credit risk premia.

Regarding Turkey and SEE, the former is already showing important signs of coming out of its steep recession in H1 2009, when activity declined by over 10 per cent. In fact, output should be positive in H2 2009, and credit growth is already accelerating. Reflecting this optimism, equity and currency markets have strengthened markedly. In SEE, output is still declining, but leading indicators show that the worst is over, with sovereign spreads declining sharply and exchange rates stabilizing. Output should be sharply positive in 2010.

Analysis of financial figures of the NBG Group

Group net profit for H1 2009 totaled €708 million, down 13% yoy. However, net profit in Q2 2009 amounted to €391 million, up 23% on the previous quarter.

Sustained profitability at pre-crisis levels and the Q2 2009 trend toward further strengthening stemmed from improvements in all of the Group’s sources of income, including trading income. This dynamic in core profitability is highlighted by profits before provisions and taxes, which in H1 2009 amounted to €1,5 billion, up 21% yoy.

The rebound in the Group’s profitability to pre-crisis levels reflects the soundness of its business model, the value of its prudent risk management over time, its balanced growth strategy, and the timely adjustment of the Group to crisis conditions.

Specifically:

•      Net profit from domestic business grew by 41% qoq to €249 million. This improvement in the second quarter led H1 profitability to €426 million, thereby reducing the difference with H1 2008 to just 13%, a difference which was due to higher provisions in the current period. Notably, profit before provisions in Greece totalled €933 million in H1 2009, up 25% on 2008.

•      Finansbank posted profits of TRY469 million (€219 million), up 10% qoq and 15% yoy, despite higher provisions in the current financial year. This performance corresponds to 31% of total Group profits. The gradual stabilization and improving economic outlook impacted positively on the core profitability of the banking sector in Turkey, thereby pushing Finansbank’s profitability before provisions up 40% yoy and 5% qoq.

•      Last, a decline of 40% yoy was posted in the net profit of the Group’s operations in Southeast Europe, which totalled €64 million, contributing 9% to the overall profitability of the Group. Despite the adverse economic climate in the region and the higher provisions, the Group continues to post profits in all the countries where it operates. The profits before provisions of its SE European affiliates remain consistently at pre-crisis levels, suggesting that recovery will strengthen as provisions for NPLs are scaled down.

These results led Group ROE in Q2 2009 to 24%, two percentage points higher than the previous quarter, a level comparable with the pre-crisis period. This performance was achieved within a very hostile environment, which continues to assail the banking sector, despite signs of stabilization in Q2 following a period of extreme turbulence. The crisis is by no means over and continues to burden the activities of the Group, demanding maximum vigilance.

Despite the adverse impact of the credit crisis and the recessionary pressures in most of the countries of the region, the loan book continues to grow at a steady pace, mainly thanks to further credit expansion in Greece. Specifically, the Group succeeded in increasing its aggregate loan book by 12% on an annual basis to €68,5 billion in H1 2009.

Despite the ongoing crisis, doubtful debt has grown modestly, confirming expectations of only a moderate impact on the quality of the loan book. Indeed the NPL ratio stood at 4,4% compared with 3,7% in Q1 2009. Despite the gradual flattening out of NPL creation, the Group continues to apply its conservative and prudent provisioning policy. In H1 2009, the Group formed provisions totalling €494 million (€260 million in Q2 2009) compared with €180 million in H1 2008. The Group’s conservative and prudent provisioning policy has meant that its accumulated provisions amount to €2 billion and already cover 2/3 of loans in arrears, before taking into account collateral.

Group deposits grew to €71 billion in H1 2009, up by €7 billion on pre-crisis levels (+10%). As a result, Group lending as a whole is covered by deposits, with the loan-to-deposit ratio improving further to 94%, despite the growth in the loan book.

Group net interest income stood at €1,9 billion, up 11% yoy.

Efforts to contain growth in the Group’s operating costs are ongoing. In H109 growth in operating costs was contained at +6% yoy, a particularly positive trend given the growth in the branch network (+ 91) and modernization investments in SE Europe and Turkey in the second half of 2008. Accordingly, the cost/income ratio stood at 44%, a new record in efficiency for the Group, ranking it among the most efficient banking organizations in Europe.

Total Group shareholders’ equity at the end of June 2009 amounted to €7,2 billion, up by €725 million on the previous quarter, not including the €350 million of Hellenic Republic preference shares. Total capital under Basel II rules exceeded €7 billion, while the total capital ratio was 10,8%.

Uncertainties, risks and prospects for the future

The main source of uncertainty to this outlook is related with a further delay of the prospected stabilization in the international economic environment than current consensus estimates suggest. Such a development would push back the expected recovery in economic growth of all countries in which NBG operates. Regarding SEE countries and Turkey, they would be mostly affected as they are highly dependent on the procyclical patterns of demand for manufacturing exports and on international capital flows. The Greek services exporting sectors —shipping and tourism—would also pay an additional toll from a lengthening of the period of economic weakness worldwide, whereas, the negative feedback effects with our neighbouring economies would also intensify the negative impact on economic activity.

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control form an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures.  Active credit risk management is achieved, among others, through: a) the application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.; b) the use of credit risk mitigation techniques (such as collateral and guarantees), etc.

Furthermore, due to current conditions from the global financial crisis, the Group and the Bank, following conservative credit risk policy, maintained high levels of provisions, resulting in a 66% coverage of non-performing loans.

Interest rate risk in the banking book and liquidity risk

In order to provide a hedge for the fixed interest rate exposure arising from our position in fixed rate Greek government bonds, we enter into future contracts relating to short, medium and long-term German government bonds.

Furthermore, we also engage in hedging certain designated fixed rate loans on a portfolio basis with the use of pay fixed receive floating interest rate swaps.

In order to strengthen its liquidity, the Group issued in 2009, floating rate notes of €5,1 billion, floating rate notes guaranteed by the Greek State of €500 million and increased its share capital by €1,2 billion in July 2009.

Participation in the Hellenic Republic’s Liquidity Support Plan

The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009 approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.  On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies).  On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares.  This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points.  On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

Ordinary share capital increase

Following the Board of Director’s resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue.  The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held.  Existing shareholders or investors that acquired share rights during the subscription period participated in the share capital increase by 97,36%, whereas the remaining shares were acquired by the Greek State through the exercise of its pre-emptive right. The total number of requested shares was 248.147.418 compared to 110.367.615 offered shares, thus covering the share capital increase by 2,25 times. The total capital raised amounted to €1.247.155 thousand, €551.838 thousand of which will be credited to “Share capital” account and the remaining amount less expenses incurred will be credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

Other information

On 15 April 2009 the Bank disposed of 5.954.000 own shares at a price of €13,50 per share. The proceeds from this sale have been used to strengthen the Bank’s capital base.

On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by its subsidiary National Bank of Greece Funding Limited and having the benefit of a subordinated guarantee by the Bank. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities already acquired on open market by the Bank of an aggregate nominal value of approximately €450 million. On 7 July 2009, the Bank announced the results of the voluntary tender offer, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities, resulting in the strengthening of the Bank’s core Tier I capital by approximately €166 million. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank.

Transactions with related parties

Based on the existing regulatory framework, we must include any transaction between the Group and the Bank with all related parties as defined in IAS 24, which took place during the first half of 2009 and substantially affected the Bank’s financial performance. Management’s total compensation, receivables and payables must be reported separately.

All related party transactions with the Bank and the Group companies are conducted within usual business practice at arm’s length and are approved by the authorized Bank members.

Group and Bank transactions with Board of Directors members and Management for 2009

(€ ‘000)	Group	Bank
Total compensation	10.691	4.549
Loans and advances	24.681	16.151
Deposits	115.928	48.528
Other Payables	59	—
Letters of Guarantee	3.707	—

Intercompany transactions as of 30.6.2009 - Bank (amounts in  € ‘000)

Associates and Other Investments (>10%)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
GECA CABLES	6.128	838	389	3	—
INTERBANKING SYSTEMS S.A . (“DIAS”)	65	1.689	60	490	—
Planet S.A.	750	46	98	—	1.730
Social Securities Funds Management S.A.	—	3.640	—	63	—
Larco S.A.	—	244	—	—	1.824
Cosmo One Hellas Market Site S.A.	—	10	—	—	182
Phosphoric Fertilizers Industry S.A.	30.940	3.366	989	17	1.507
Eviop Tempo S.A.	—	3	—	21	—
Teiresias S.A.	49	2.257	41	1.188	—
Total intercompany transactions with associates	37.932	12.093	1.577	1.782	5.243

Subsidiaries	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National P&K Securities S.A.	237	132.469	3.126	1.141	21.938
Ethniki Kefalaiou S.A.	—	346.891	32	6.670	43.006
NBG Asset Management M.F.M. Co S.A. (ex Diethniki S.A.)	20.239	11.304	5.209	3.059	430
Ethniki Leasing S.A.	749.133	7.941	9.642	101	490
NBG Property Services S.A.	—	93	—	4	—
Pronomiouhos S.A. Genikon Apothikon Hellados	788	12.487	697	927	—
NBG Greek Fund Ltd	—	4.665	—	55	—
NBG Bancassurance S.A.	—	3.295	44	110	249
The South African Bank of Athens (S.A.B.A.)	10.268	169	301	—	—
NBG Cyprus Ltd	289.067	327.905	3.103	5.442	36.320
Stopanska Banka A.D. - Skopje	55.214	10.207	1.090	12	—
United Bulgarian Bank A.D. – Sofia (UBB)	1.299.464	1.260	28.258	—	—
NBG International Ltd	12	1.488	73	1	—
NBG Finance Plc.	—	1.378.851	—	47.786	—
Interlease E.A.D. (Sofia)	597.568	888	8.303	—	—
ETEBA Romania S.A.	—	—	—	36	—
Innovative Ventures S.A. (I-Ven)	—	2.013	—	—	—
NBG Funding Ltd	—	198	—	1	—
Banca Romaneasca S.A.	798.694	3.475	15.164	1.796	—
Ethniki Hellenic General Insurance S.A.	141	159.743	1.005	10.175	—
ASTIR Palace Vouliagmenis S.A.	19.082	6.389	473	27	2.853
Grand Hotel Summer Palace S.A.	3.014	673	72	22	—
NBG Training Center S.A.	896	413	1	70	—
Ethnodata S.A.	234	7.723	103	3.637	354
KADMOS S.A.	50	26	—	—	—
DIONYSOS S.A.	80	13	—	—	—
EKTENEPOL Construction Company S.A.	63	686	26	8	618
Mortgage, Touristic PROTYPOS S.A.	—	235	—	—	—
Hellenic Touristic Constructions S.A.	—	18	—	—	—
Ethnoplan S.A.	2.673	1.301	30	525	66
Ethniki Ktimatikis Ekmetalefsis S.A.	4.087	1.017	130	—	—
NBGI Private Equity FUNDS	107.522	13.365	54	41	—
NBG International Holdings B.V.	—	991	—	6	—
NBG Leasing IFN S.A.	245.562	353	4.208	2	—
Finansbank A.S.	771.401	2.626	21.178	2	—
Vojvodjanska Banka a.d. Novi Sad	43.547	17.654	1.453	3.902	—
NBG Leasing d.o.o. - Belgrade	52.028	132	745	—	—
CPT Investments Ltd	—	30.249	—	3.947	—
NBG Finance (Dollar) Plc	—	134.346	—	2.894	—
NBG Finance (Sterling) Plc	—	482.099	—	13.656	—
Finans Malta Holdings Ltd	82.218	—	4.973	—	—
Ethniki Factors S.A.	63	50.000	—	—	—
Total intercompany transactions with subsidiaries	5.153.345	3.155.651	109.493	106.055	106.324

Total intercompany transactions	5.191.277	3.167.744	111.070	107.837	111.567

The Bank uses NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc for financing activities and has raised funds of approximately €2 billion.

The Bank offers liquidity to its subsidiaries in the Southeastern Europe and Turkey of approximately €5 billion.

Athens, 28 August 2009

THE CHAIRMAN

AND CHIEF EXECUTIVE OFFICER

EFSTRATIOS-GEORGIOS
A. ARAPOGLOU

Auditors Review Report

for the period ended 30 June 2009

Report on Review of Interim Financial Information

To the Shareholders of NATIONAL BANK OF GREECE S.A.

Introduction

We have reviewed the accompanying condensed company and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (together “the Group”), the related statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and selective explanatory notes which comprise the interim condensed financial information, which represents an integral part of the half year financial report of L3556/2007. Management is responsible for the preparation and fair presentation of this interim condensed financial information in accordance with International Financial Reporting Standards as adopted by the European Union and applicable to interim financial reporting (“IAS 34”). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter

Without qualifying our review opinion, we draw attention to Note 11 to the interim financial information of the Bank and Group, which refers to the inclusion in the Shareholders’ Equity of the preference shares issued by the Bank pursuant to Law 3723/2008 relating to ‘‘the enhancement of the liquidity of the economy in order to address the effects of the global financial crisis’’, which depends on probable changes in the law governing the terms of issue of these preference shares.

Report on Other Legal Requirements

Based on our review we noted that the content of the half year Financial Report provided by article 5 of L3556/2007 is consistent with the accompanying interim condensed financial information.

Athens, 28 August 2009

The Certified Public Accountant

Nicos Sofianos

Reg. No (ICPA (GR)): 12231

250-254 Kifissias Ave., 152 31 Halandri

Reg. No (ICPA (GR)): E 120

Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Assurance & Advisory Services

250-254 Kifissias Ave., GR - 152 31 Halandri

Reg. No (ICPA (GR)): E 120

Statement of Financial Position

as at 30 June 2009

		Group		Bank
€ 000’s	Note	30.6.2009	31.12.2008	30.6.2009	31.12.2008
ASSETS
Cash and balances with central banks		5.288.317	4.145.395	3.197.775	1.959.249
Due from banks (net)		2.332.678	2.490.064	3.834.445	5.202.048
Financial assets at fair value through Profit or Loss		3.816.460	2.190.604	3.109.563	1.717.902
Derivative financial instruments		1.874.234	1.590.320	1.594.771	1.303.708
Loans and advances to customers (net)	5	73.574.473	73.076.469	57.725.824	55.798.270
Investment securities		14.498.358	9.730.709	11.641.425	7.708.371
Investment property		146.361	148.073	—	—
Investments in subsidiaries		—	—	7.392.723	7.149.862
Investments in associates		58.442	55.683	6.921	6.921
Goodwill, software & other intangible assets	6	2.454.521	2.473.994	117.233	111.285
Property & equipment	7	1.999.361	1.982.768	973.357	986.405
Deferred tax assets		739.400	774.205	609.664	640.171
Insurance related assets and receivables		801.107	707.721	—	—
Current income tax advance		161.260	113.903	161.260	113.903
Other assets		2.617.938	2.241.827	1.891.005	1.587.984
Non current assets held for sale		118.369	116.893	—	—
Total assets		110.481.279	101.838.628	92.255.966	84.286.079

LIABILITIES
Due to banks		20.165.685	14.840.030	18.753.792	13.801.415
Derivative financial instruments		1.210.471	1.567.815	1.031.491	1.426.951
Due to customers	8	70.624.331	67.656.948	59.465.459	56.291.053
Debt securities in issue	9	1.020.720	1.813.678	499.375	—
Other borrowed funds	9	1.908.844	1.922.873	2.450.136	3.874.881
Insurance related reserves and liabilities		2.411.393	2.266.256	—	—
Deferred tax liabilities		824.339	619.829	615.686	466.224
Retirement benefit obligations		232.909	230.747	120.797	108.057
Current income tax liabilities		41.173	12.428	—	—
Other liabilities		2.922.266	2.632.114	1.959.502	1.883.712
Liabilities held for sale		9.986	8.856	—	—
Total liabilities		101.372.117	93.571.574	84.896.238	77.852.293

SHAREHOLDERS’ EQUITY
Share capital	11	2.840.771	2.490.771	2.840.771	2.490.771
Share premium account	11	2.682.050	2.682.050	2.682.050	2.682.050
Less: treasury shares	11	(11.307)	(145.277)	(11.307)	(145.277)
Reserves and retained earnings		1.714.448	944.063	1.848.214	1.406.242
Equity attributable to NBG shareholders		7.225.962	5.971.607	7.359.728	6.433.786

Minority interest		834.945	842.408	—	—
Preferred securities		1.048.255	1.453.039	—	—
Total equity		9.109.162	8.267.054	7.359.728	6.433.786

Total equity and liabilities		110.481.279	101.838.628	92.255.966	84.286.079

Athens, 28 August 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 17 to 31 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2009

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.06.2009	30.06.2008	30.06.2009	30.06.2008

Interest & similar income		3.399.468	3.341.211	1.962.660	2.019.315
Interest expense & similar charges		(1.486.572)	(1.611.806)	(840.281)	(1.042.335)
Net interest income		1.912.896	1.729.405	1.122.379	976.980

Fee and commission income		364.800	416.473	149.506	149.698
Fee and commission expense		(23.483)	(40.059)	(12.287)	(17.222)
Net fee and commission income		341.317	376.414	137.219	132.476

Earned premia net of reinsurance		430.610	330.786	—	—
Net claims incurred		(375.962)	(235.315)	—	—
Earned premia net of claims and commissions		54.648	95.471	—	—

Net trading income and results from investment securities		346.394	38.308	217.427	(21.345)
Net other income/(expense)		(31.543)	38.326	(11.865)	79.862
Total income		2.623.712	2.277.924	1.465.160	1.167.973

Personnel expenses		(713.391)	(658.469)	(442.147)	(398.995)
General, administrative & other operating expenses		(357.613)	(354.668)	(152.510)	(141.296)
Depreciation, amortisation & impairment charges of fixed assets		(95.351)	(76.073)	(50.887)	(36.434)
Amortisation of intangible assets recognised on business combinations		(12.081)	(13.801)	—	—
Finance charge on put options of minority interests		(3.971)	(7.136)	(3.971)	(7.136)
Impairment charge for credit losses		(494.485)	(180.490)	(287.336)	(126.513)
Share of profit of associates		351	208	—	—
Profit before tax		947.171	987.495	528.309	457.599

Tax expense		(218.444)	(162.680)	(134.380)	(74.866)
Profit for the period		728.727	824.815	393.929	382.733

Attributable to:
Minority interests		20.691	11.259	—	—
NBG equity shareholders		708.036	813.556	393.929	382.733

Earnings per share- Basic	4	€1,11	€1,35	€0,65	€0,71
Earnings per share- Diluted	4	€1,11	€1,35	€0,65	€0,71

Athens, 28 August 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 17 to 31 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2009

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2009	30.6.2008	30.6.2009	30.6.2008

Profit for the period		728.727	824.815	393.929	382.733

Other comprehensive income, net of tax:
Available for sale securities, net of tax		157.553	(194.967)	147.437	(61.052)
Currency translation differences, net of tax		8.055	(492.155)	98	(469)
Net investment hedge, net of tax		(46.646)	(63.107)	—	—
Cash flow hedge, net of tax		—	1.520	—	1.520
Net other comprehensive income/(expense), net of tax	12	118.962	(748.709)	147.535	(60.001)

Total comprehensive income/(expense), net of tax		847.689	76.106	541.464	322.732

Attributable to:
Minority interests		32.594	(43.544)	—	—
NBG equity shareholders		815.095	119.650	541.464	322.732

Athens, 28 August 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 17 to 31 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2009

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.06.2009	30.06.2008	30.06.2009	30.06.2008

Interest & similar income		1.618.466	1.685.436	914.442	1.029.176
Interest expense & similar charges		(650.331)	(810.626)	(340.948)	(531.249)
Net interest income		968.135	874.810	573.494	497.927

Fee and commission income		186.941	212.662	77.175	80.012
Fee and commission expense		(11.981)	(24.184)	(7.151)	(12.270)
Net fee and commission income		174.960	188.478	70.024	67.742

Earned premia net of reinsurance		239.374	175.455	—	—
Net claims incurred		(211.683)	(108.150)	—	—
Earned premia net of claims and commissions		27.691	67.305	—	—

Net trading income and results from investment securities		237.234	14.440	174.137	(51.521)
Net other income/(expense)		(12.299)	16.216	(15.864)	29.341
Total income		1.395.721	1.161.249	801.791	543.489

Personnel expenses		(364.482)	(337.485)	(223.409)	(204.799)
General, administrative & other operating expenses		(183.695)	(182.810)	(77.883)	(76.268)
Depreciation, amortisation & impairment charges of fixed assets		(50.554)	(39.185)	(25.302)	(18.906)
Amortisation of intangible assets recognised on business combinations		(6.076)	(6.628)	—	—
Finance charge on put options of minority interests		(1.279)	(3.020)	(1.279)	(3.020)
Impairment losses on loans & advances		(259.742)	(92.502)	(142.947)	(63.458)
Share of profit of associates		460	103	—	—
Profit before tax		530.353	499.722	330.971	177.038

Tax expense		(131.897)	(79.945)	(87.521)	(20.035)
Profit for the period		398.456	419.777	243.450	157.003

Attributable to:
Minority interests		7.761	7.286	—	—
NBG equity shareholders		390.695	412.491	243.450	157.003

Earnings per share- Basic	4	€0,55	€0,65	€0,37	€0,29
Earnings per share- Diluted	4	€0,55	€0,64	€0,37	€0,29

Athens, 28 August 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 17 to 31 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2009

		Group		Bank
		3 month period		3 month period
€ 000’s	Note	1.4. - 30.6.2009	1.4 - 30.6.2008	1.4. - 30.6.2009	1.4 - 30.6.2008

Profit for the period		398.456	419.777	243.450	157.003

Other comprehensive income, net of tax:
Available for sale securities, net of tax		266.986	(113.074)	247.761	(40.340)
Currency translation differences, net of tax		140.149	264.452	107	(4)
Net investment hedge, net of tax		(27.841)	(63.107)	—	—
Cash flow hedge, net of tax		—	1.520	—	1.520
Net other comprehensive income/(expense), net of tax	12	379.294	89.791	247.868	(38.824)

Total comprehensive income/(expense), net of tax		777.750	509.568	491.318	118.179

Attributable to:
Minority interests		6.920	13.686	—	—
NBG equity shareholders		770.830	495.882	491.318	118.179

Athens, 28 August 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 17 to 31 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 30 June 2009

	Attributable to equity holders of the parent company
						Available			Reserves		Minority
	Share capital		Share premium			for sale	Currency	Net	&		Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(24.501)	264.529	(23.239)	1.596.487	6.470.420	2.071.515	8.541.935
Other Comprehensive Income	—	—	—	—	—	(194.812)	(431.503)	(61.587)	(6.004)	(693.906)	(54.803)	(748.709)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	813.556	813.556	11.259	824.815
Total Comprehensive Income	—	—	—	—	—	(194.812)	(431.503)	(61.587)	807.552	119.650	(43.544)	76.106
Share capital increase	95.339	7.500	—	395.138	—	—	—	—	(95.339)	402.638	—	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	—	—	—	(12.449)	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	—	—	—	(89.000)	(89.000)	—	(89.000)
Dividends to ordinary securities	—	—	—	—	—	—	—	—	(190.651)	(190.651)	—	(190.651)
Share based payments	—	—	—	—	—	—	—	—	11.199	11.199	—	11.199
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	(10.652)	(10.652)	(2.900)	(13.552)
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(4.225)	—	—	—	(4.548)	(8.773)	—	(8.773)
Balance at 30 June 2008	2.483.271	7.500	2.299.234	382.850	(25.826)	(219.313)	(166.974)	(84.826)	2.025.048	6.700.964	2.025.071	8.726.035
Movements from 1.7.2008 to 31.12.2008	—	—	41	(75)	(119.451)	(619.796)	(495.716)	(87.020)	592.660	(729.357)	270.376	(458.981)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other Comprehensive Income	—	—	—	—	—	190.269	(33.016)	(46.646)	(3.548)	107.059	11.903	118.962
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	708.036	708.036	20.691	728.727
Total Comprehensive Income	—	—	—	—	—	190.269	(33.016)	(46.646)	704.488	815.095	32.594	847.689
Share capital increase	—	350.000	—	—	—	—	—	—	—	350.000	—	350.000
Share capital issue costs	—	—	—	—	—	—	—	—	(2.926)	(2.926)	—	(2.926)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	122.827	122.827	(449.186)	(326.359)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(68.950)	(68.950)	—	(68.950)
Dividends to preferred shareholders	—	—	—	—	—	—	—	—	(46.028)	(46.028)	—	(46.028)
Share based payments	—	—	—	—	—	—	—	—	4.909	4.909	—	4.909
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.542	1.542	4.345	5.887
(Purchases)/ disposals of treasury shares	—	—	—	—	133.970	—	—	—	(56.084)	77.886	—	77.886
Balance at 30 June 2009	2.483.271	357.500	2.299.275	382.775	(11.307)	(648.840)	(695.706)	(218.492)	3.277.486	7.225.962	1.883.200	9.109.162

The notes on pages 17 to 31 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 30 June 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency	Net	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Retained earnings	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(37.888)	352	—	1.916.313	6.535.921
Other Comprehensive Income	—	—	—	—	—	(61.052)	(469)	1.520	—	(60.001)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	382.733	382.733
Total Comprehensive Income	—	—	—	—	—	(61.052)	(469)	1.520	382.733	322.732
Share capital increase	95.339	7.500	—	395.138	—	—	—	—	(95.339)	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	—	—	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	—	8.582
Dividends to ordinary securities	—	—	—	—	—	—	—	—	(190.678)	(190.678)
Share based payments	—	—	—	—	—	—	—	—	11.199	11.199
Balance at 30 June 2008	2.483.271	7.500	2.299.234	382.850	(21.601)	(98.940)	(117)	1.520	2.024.228	7.077.945
Movements from 1.7.2008 to 31.12.2008	—	—	41	(75)	(123.676)	(564.857)	(50)	(1.520)	45.978	(644.159)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(167)	—	2.070.206	6.433.786
Other Comprehensive Income	—	—	—	—	—	147.437	98	—	—	147.535
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	393.929	393.929
Total Comprehensive Income	—	—	—	—	—	147.437	98	—	393.929	541.464
Share capital increase	—	350.000	—	—	—	—	—	—	—	350.000
Share capital issue costs	—	—	—	—	—	—	—	—	(2.926)	(2.926)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(46.028)	(46.028)
Share based payments	—	—	—	—	—	—	—	—	4.909	4.909
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	133.970	—	—	—	(55.447)	78.523
Balance at 30 June 2009	2.483.271	357.500	2.299.275	382.775	(11.307)	(516.360)	(69)	—	2.364.643	7.359.728

The notes on pages 17 to 31 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2009

	Group		Bank
	6 month period ended		6 month period ended
€ 000’s	30.6.2009	30.6.2008	30.6.2009	30.6.2008
Cash flows from operating activities
Profit for the period	728.727	824.815	393.929	382.733
Adjustments for:
Non-cash items included in income statement and other adjustments:	630.533	357.507	386.660	182.557
Depreciation, amortisation & impairment on assets & investment property	107.432	89.874	50.887	36.434
Share based payment	4.909	11.199	4.909	11.199
Impairment losses / (recoveries) on investments	2.961	1.388	(847)	8.938
Amortization of premiums / discounts of investment securities and loans and receivables	(49.065)	(6.744)	(46.464)	(7.825)
Provisions for credit and other risks	505.682	176.756	290.536	135.835
Provision for employee benefits	32.591	8.016	17.107	952
Other provisions	954	412	79	—
Equity income of associates	(351)	(208)	—	—
Finance charge on put options of minority interest	3.971	7.136	3.971	7.136
Deferred tax expense / (income)	145.356	94.379	132.296	67.416
Dividend income from investment securities	(4.139)	(9.907)	(50.977)	(78.626)
Net (profit) / loss on disposal of fixed assets & investment property	(23)	(39.849)	(1.503)	(39.047)
Net (income) / expense on investment securities	(136.556)	(8.192)	(49.664)	(5.769)
Interest from financing activities	16.811	33.247	36.330	45.914

Net (increase)/decrease in operating assets:	(4.520.080)	(6.171.590)	(3.906.767)	(4.819.274)
Due from central banks	69.252	(324.306)	(15.011)	(113.732)
Due from other banks	(158.308)	83.623	671.348	(87.911)
Financial assets & liabilities at fair value through Profit or Loss	(1.240.185)	640.363	(1.047.725)	556.431
Derivative financial instruments (assets)	(292.252)	(499.472)	(277.771)	(440.721)
Loans and advances to customers	(2.375.594)	(5.361.569)	(2.886.796)	(4.169.895)
Other assets	(522.993)	(710.229)	(350.812)	(563.446)

Net increase/(decrease) in operating liabilities:	8.296.579	4.025.497	7.885.323	3.615.862
Due to banks	5.325.657	294.051	4.952.377	(56.006)
Due to customers	2.967.384	3.384.569	3.234.407	3.196.945
Derivative financial instruments (liabilities)	(423.179)	(148.794)	(395.460)	112.718
Retirement benefit obligations	(30.429)	(26.077)	(4.367)	(3.830)
Insurance related reserves and liabilities	145.136	40.046	—	—
Income taxes paid	(35.066)	(86.824)	—	(1.101)
Other liabilities	347.076	568.526	98.366	367.136
Net cash from/(used in) operating activities	5.135.759	(963.771)	4.759.145	(638.122)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(13.713)	—	(13.713)
Participation in share capital increase of subsidiaries	—	—	(242.717)	(49.903)
Fair value hedging instruments	—	(31.608)	—	—
Dividends received from investment securities & associates	4.528	11.827	50.977	78.626
Purchases of fixed and intangible assets and investment property	(122.873)	(149.519)	(43.815)	(53.434)
Proceeds from sale of fixed assets	12.309	11.420	1.995	2.472
Purchases of investment securities	(13.286.514)	(9.058.237)	(4.026.701)	(2.253.399)
Proceeds from redemption and sale of investment securities	10.594.266	6.996.636	1.315.336	417.180
Net cash from/(used in) investing activities	(2.798.284)	(2.233.194)	(2.944.925)	(1.872.171)

Cash flows from financing activities
Share capital increase	—	411.220	—	411.223
Proceeds from borrowed funds and debt securities	667.292	989.832	500.000	—
Repayments of borrowed funds and debt securities	(1.751.607)	(1.275.475)	(1.500.000)	—
Proceeds from sale of treasury shares	139.958	71.336	78.523	—
Repurchase of treasury shares	(62.072)	(75.964)	—	—
Dividends to ordinary and preference shareholders	(21.737)	(190.651)	(21.736)	(190.678)
Dividends to preferred securities	(29.177)	(44.536)	—	—
Share capital issue costs	(3.850)	(16.599)	(3.850)	(16.599)
Net cash from/(used in) financing activities	(1.061.193)	(130.837)	(947.063)	203.946
Effect of foreign exchange rate changes on cash and cash equivalents	(3.487)	(126.334)	4.039	(14.535)
Net increase/(decrease) in cash and cash equivalents	1.272.795	(3.454.136)	871.196	(2.320.882)
Cash and cash equivalents at beginning of period	2.622.978	6.164.920	3.674.864	5.456.449
Cash and cash equivalents at end of period	3.895.773	2.710.784	4.546.060	3.135.567

Notes to the Financial Statements

Group and Bank

NOTE 1:                        General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs.  The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr.  By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 169 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Egypt and South Africa.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman of the Board and Group CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy Group CEO

Non-Executive Members
Alexandros G. Stavrou*	Manager of BOD Secretariat and Shareholder Services Division
Ioannis P. Panagopoulos	Employees’ representative, Chairman of Greek General Confederation of Labour
Ioannis C. Yiannidis	Professor, University of Athens Law School and Legal Counselor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Shipowner
Constantinos D. Pilarinos	Economist, Chairman of the Association of Greek Former Members of the Hellenic and the European Parliament
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur
Theodoros I. Abatzoglou*	Political Scientist - Pharmacist, Governor of IKA (Social Security Fund)
Dimitrios Tzaninnis	Economist, Chairman of the Council of Economic Advisors

Greek State representative
Alexandros N. Makridis	Economist

*On 26 February 2009, Mr Theodoros I. Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos.  On 26 February 2009, Mr Alexandros N. Makridis was elected as a member of the Board as representative of the Greek State following the provisions of Law 3723/2008. On 29 July 2009, Mr Panagiotis C. Drosos resigned from BoD member and on 28 August 2009, Mr Dimitrios Tzaninnis was elected by the BoD.  On 27 August 2009, Mr Achilleas D. Mylonopoulos resigned from BoD member and on 28 August 2009, Mr Alexandros G. Stavrou was elected by the BoD.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.  Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 28 August 2009.

Notes to the Financial Statements
Group and Bank

NOTE 2:                        Summary of significant accounting policies

2.1           Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the six month period ended 30 June 2009 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2008, which have been prepared in accordance with IFRS.  When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

2.2           Principal accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in those annual financial statements.

Transfer of financial instruments from the loans and receivables category to the available-for-sale category

The Group transfers debt instruments that have been reclassified as loans and receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the Available for sale securities reserve through Other comprehensive income and is amortised in the Income statement.

New standards, amendments and interpretations to existing standards applied from 1 January 2009

• IAS 23, “Borrowing costs” (Revised) (effective from 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The Group has applied IAS 23 (Revised) from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has applied this standard for these Condensed Consolidated and Bank Interim Financial Statements, as described in Note 3.

• IAS 1 “Presentation of Financial Statements” (Revised) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income.  The Group has applied IAS 1 (Revised) for the annual period beginning on 1 January 2009.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•             puttable financial instruments (for example, some shares issued by co-operative entities)

•             instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group has applied this IFRIC from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• Improvements to IFRSs (effective for annual periods beginning on or after 1 January 2009, except amendments to IFRS 5 that are effective for periods beginning on or after 1 July 2009).  These improvements include amendments considered to be necessary, but non-urgent, and that will not be included as part of another major project.

The Group has applied these amendments for the annual period beginning on 1 January 2009 (except for IFRS 5), however they did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 15, “Agreements for the Construction of Real Estate” and (effective for annual periods beginning on or after 1 January 2009) and IFRIC 16, “Hedges of a Net Investment in a Foreign Operation” (effective for annual periods beginning on or after 1 October 2008).  These interpretations do not have significant

Notes to the Financial Statements

Group and Bank

impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRS 7 “Financial Instruments: Disclosures” (Amendment March 2009) (effective for annual periods beginning on or after 1 January 2009).  The amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.  In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk.  The Group will provide the additional and enhanced disclosures required by this amendment in its annual Consolidated and Bank financial statements for the year ending 31 December 2009.

2.3    Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2008.

NOTE 3:        Segment reporting

NBG Group manages its business through the following business segments:

Retail Banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euro).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, apart from its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

The Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6-month period ended 30 June 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group

Net interest income	615.378	270.624	351.253	24.834	252.450	455.998	(57.641)	1.912.896
Net fee and commission income	83.247	35.653	48.390	1.893	44.054	128.230	(150)	341.317
Other	(12.813)	(33.183)	291.265	76.861	7.502	60.882	(21.015)	369.499
Total operating income	685.812	273.094	690.908	103.588	304.006	645.110	(78.806)	2.623.712
Direct costs	(320.166)	(24.856)	(41.362)	(88.841)	(150.677)	(252.004)	(98.067)	(975.973)
Allocated costs and provisions	(396.743)	(78.480)	(8.166)	(238)	(82.493)	(116.194)	(18.605)	(700.919)
Share of profit of associates	—	—	(739)	462	371	(192)	449	351
Profit before tax	(31.097)	169.758	640.641	14.971	71.207	276.720	(195.029)	947.171
Tax expense								(218.444)
Profit for the period								728.727
Minority interest								(20.691)
Profit attributable to NBG shareholders								708.036

Segment assets
Segment assets as at 30.6.2009	31.334.562	17.921.012	26.544.049	2.638.551	11.457.029	14.409.601	5.227.680	109.532.484
Tax assets								948.795
Total assets as at 30.6.2009								110.481.279

Segment assets
Segment assets as at 31.12.2008	28.229.448	18.258.843	23.100.190	2.435.369	12.045.673	14.613.949	2.204.347	100.887.819
Tax assets								950.809
Total assets as at 31.12.2008								101.838.628

Breakdown by business segment

6-month period ended 30 June 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group

Net interest income	842.911	177.612	55.736	18.982	232.870	433.485	(32.191)	1.729.405
Net fee and commission income	85.622	35.106	65.275	154	50.983	139.533	(259)	376.414
Other	16.150	(44.535)	42.860	91.967	18.280	(1.372)	48.755	172.105
Total operating income	944.683	168.183	163.871	111.103	302.133	571.646	16.305	2.277.924
Direct costs	(295.581)	(18.968)	(39.822)	(82.152)	(145.619)	(269.564)	(77.867)	(929.573)
Allocated costs and provisions	(258.839)	(36.512)	(9.189)	(233)	(30.146)	(29.144)	2.999	(361.064)
Share of profit of associates	—	—	(30)	273	155	—	(190)	208
Profit before tax	390.263	112.703	114.830	28.991	126.523	272.938	(58.753)	987.495
Tax expense								(162.680)
Profit for the period								824.815
Minority interest								(11.259)
Profit attributable to NBG shareholders								813.556

Segment assets
Segment assets as at 30.6.2008	26.620.818	15.986.337	20.477.164	2.354.123	10.794.841	14.833.334	2.848.287	93.914.904
Tax assets								626.357
Total assets as at 30.6.2008								94.541.261

Notes to the Financial Statements

Group and Bank

NOTE 4:        Earnings per share

	Group		Bank
	30.06.2009	30.06.2008	30.06.2009	30.06.2008

Net profit attributable to equity holders of the parent	708.036	813.556	393.929	382.733
Less: dividends paid to preferred securities	(111.142)	(89.000)	(42.192)	—
Less: Return on Greek State preference shares (Law 3723/2008)	(3.836)	—	(3.836)	—
Net profit attributable to NBG ordinary shareholders	593.058	724.556	347.901	382.733
Weighted average number of ordinary shares outstanding for basic EPS as reported	532.979.708	495.709.294	532.979.708	495.828.460
Adjustment for the effect of bonus element of the share capital increase	—	40.549.020	—	40.558.768
Weighted average number of ordinary shares outstanding for basic EPS as adjusted	532.979.708	536.258.314	532.979.708	536.387.228
Potential dilutive ordinary shares under stock options	—	1.534.518	—	1.534.518
Weighted average number of ordinary shares for dilutive EPS	532.979.708	537.792.832	532.979.708	537.921.746

Earnings per share - Basic	€1,11	€1,35	€0,65	€0,71
Earnings per share — Diluted	€1,11	€1,35	€0,65	€0,71

The adjustment for the effect of the bonus element of the share capital increase represents the difference between the discount in the issue price per share in the recent share capital increase and its market price.  This adjustment represented by a factor of 1,08 approximately was applied retrospectively to all periods presented, as provided for by the applicable reporting standards.

The potential dilutive ordinary shares result from the Bank’s stock option plans.  For the calculation of the diluted earnings per share, the weighted average number of ordinary shares in calculating the basic earnings per share is increased by the potential dilutive ordinary shares.

As at 30 June 2009, the number of potential dilutive ordinary shares is NIL due to the fact that for the 6 month period ended 30 June 2009, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 5:        Loans & advances to customers (net)

	Group		Bank
	30.06.2009	31.12.2008	30.06.2009	31.12.2008

Mortgages	23.250.154	22.278.690	19.745.461	18.876.793
Consumer loans	7.583.339	7.352.343	5.172.756	4.916.883
Credit cards	4.015.670	3.665.136	1.815.527	1.750.704
Small business lending	6.933.006	6.150.989	4.766.938	4.035.283
Retail lending	41.782.169	39.447.158	31.500.682	29.579.663
Corporate lending	33.773.983	35.249.734	27.362.768	27.175.552
Total	75.556.152	74.696.892	58.863.450	56.755.215
Less: Allowance for impairment on loans & advances to customers	(1.981.679)	(1.620.423)	(1.137.626)	(956.945)
Total	73.574.473	73.076.469	57.725.824	55.798.270

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €1.068.287 (2008: €1.225.513). The Bank has no loans and advances to customers designated at fair value through profit or loss.

During 2009 the Group and the Bank transferred into the available for sale category certain debt securities (see note 20) that in 2008 had been reclassified into the loan and receivables category and were presented within corporate lending. Debt securities included in corporate lending of the Group and the Bank were €7.081.696 (2008: €8.668.451) and €7.249.065 (2008: €7.758.070) respectively.

NOTE 6:        Goodwill, software & other intangibles assets

The reduction in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill and other intangible assets which amounted to €(19.143). The Group’s additions to goodwill, software and other intangible assets during the period amounted to €32.836, whereas the net disposals and write offs amounted to €(907). The Bank’s additions to software and other intangible assets during the period amounted to €18.140, whereas the net disposals and write offs were NIL.

Notes to the Financial Statements

Group and Bank

NOTE 7:        Property & equipment

The Group’s additions to property and equipment during the period amounted to €106.791, whereas net disposals and write offs amounted to €(12.286). The Bank’s additions to property and equipment during the period, amounted to €25.185, whereas net disposals were €(491).

NOTE 8:        Due to customers

	Group		Bank
	30.06.2009	31.12.2008	30.06.2009	31.12.2008
Deposits:
Individuals	56.244.790	54.227.637	48.232.430	46.390.351
Corporates	10.529.461	10.317.126	7.668.435	7.103.767
Government and agencies	3.085.473	2.338.326	2.949.176	2.177.957
Total deposits	69.859.724	66.883.089	58.850.041	55.672.075
Securities sold to customers under agreements to repurchase	27.534	149.032	78.867	150.542
Other	737.073	624.827	536.551	468.436
Total	70.624.331	67.656.948	59.465.459	56.291.053

Included in due to customers are deposits, which contain one or more embedded derivatives.  The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €132.134 (2008: €2.808.892) for the Group and €154.844 for the Bank (2008: €2.830.303).

NOTE 9:        Debt securities in issue and other borrowed funds

On 22 May 2009, NBG Finance Plc redeemed the €1.500 million Floating Rate Notes issued in May 2007.

On 4 June, 2009, under the government-guaranteed short-term borrowings facility provided by Law 3723/2008, the Bank issued €500 million Floating Rate Notes bearing interest at a rate of three-month EURIBOR plus 0,25%, due in December 2009.

NOTE 10:      Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 30 June 2009 the Group and the Bank have provided for cases under litigation the amounts of €41,8 million and €16,9 million respectively.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been audited by the tax authorities up to 2007 inclusive. For the subsidiaries and associates refer to note 17.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.6.2009	31.12.2008	30.6.2009	31.12.2008

Commitments to extend credit*	18.991.360	18.536.580	14.674.587	14.627.496
Standby letters of credit and financial guarantees written	6.006.279	6.282.662	3.666.933	3.832.402
Commercial letters of credit	506.464	654.996	160.515	93.606
Total	25.504.103	25.474.238	18.502.035	18.553.504

* Commitments to extend credit at 30 June 2009 include amounts of €2.055 million for the Group (2008: €1.985 million) and €420 million for the Bank (2008: €412 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP).  The pledged amounts relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €6.589 million, and to the pledging of bonds covered with mortgage loans amounting to €2 billion, notes backed with corporate loans amounting to €975 million, consumer loans and credit cards amounting to €1.500 million, floating rate asset backed notes of €5,1 billion and notes backed with other client receivables amounting to €1.230 million.

	Group		Bank
	30.6.2009	31.12.2008	30.6.2009	31.12.2008
Assets pledged as collaterals	18.289.810	10.449.783	18.001.866	10.363.514

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees.  Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date.  In total the program initially concerned 239 employees, out of whom 6 have withdrawn their application to date, 65 have already left the company, and 54 have been approved to leave by 31 December 2009.  The NBG Group has recognized an expense of €21,9 million (€15 million in 2008 and €6,9 million in 2009) in respect of employees that have already left the company or will be leaving by December 31, 2009 (for whom applications have been accepted). The additional cost for the remaining employees whom the program concerns is estimated at €7,8 million.

f. Operating lease commitments

	Group		Bank
	30.6.2009	31.12.2008	30.6.2009	31.12.2008
No later than 1 year	73.258	80.207	24.393	26.855
Later than 1 year and no later than 5 years	234.640	256.829	77.195	81.807
Later than 5 years	137.877	157.430	72.979	80.526
Total	445.775	494.466	174.567	189.188

NOTE 11:      Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2009 and 31 December 2008 was 496.654.269 with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 Non-cumulative, Non-voting Redeemable Preference Shares, of a par value of €0,30 each.  The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange.  The annual dividend is set to USD 2,25 per preference share.

The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.  On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies).  On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

The preference shares are mandatory redeemable within 5 years from their issue or optionally after 1 July 2009 and carry a fixed return of 10%.  In case of inability for redemption due to capital adequacy difficulties, the preference shares are converted to ordinary or any other available class of shares.

The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

(a) The right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank’s and Group’s capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

Notes to the Financial Statements

Group and Bank

The fixed return on the preference shares is calculated on an accrual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and is payable within one month as of the Bank’s Annual Shareholders Meeting.  The distribution is subject to availability of distributable funds, in accordance with Article 44 of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

(b) Upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding.  In this respect, the Ministry intents to proceed with the necessary legislative amendments in order to impose a coupon step up feature, if after five years following the issuance of the preference shares, the financial institutions have not redeemed the preference shares or if the preference shares have not been converted into ordinary shares through a decision from the Minister of Economy and Finance.

In view of the above the Bank recognized the preference shares within equity.

Had the Bank not recognized the preference shares within equity, its after tax profits would have been less by €3,8 million.

On 30 June 2009, the total paid-up share capital of the Bank amounted to €2.840.771 divided into a) 496.654.269 ordinary shares of a par value of €5 each, b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each, and c) 70.000.000 Redeemable Preference Shares of a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

In July 2009, the Bank increased its share capital by 110.367.615 ordinary registered shares of nominal value €5 each (see note 18 “Events after the reporting period” for further details).

Share premium

Following the share capital increase in 2008 the share premium as at 30 June 2009 and 31 December 2008 amounts to €2.682.050.

Treasury shares

On 15 April 2009 the Bank disposed of 5.954.000 own shares at a price of €13,50 per share. The proceeds from this sale have been used to strengthen the Bank’s capital base.

At 30 June 2009 and 31 December 2008, the Bank held 502.504 and 6.456.504 NBG shares respectively, representing 0,1% and 1,3% of the paid-up share capital respectively.

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2008	502.500	21.601	502.500	21.601
Purchases	11.756.276	279.249	5.954.004	123.676
Sales	(5.802.272)	(155.573)	—	—
At 31 December 2008	6.456.504	145.277	6.456.504	145.277

Purchases	4.388.938	62.072	—	—
Sales	(10.342.938)	(196.042)	(5.954.000)	(133.970)
At 30 June 2009	502.504	11.307	502.504	11.307

The Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

The Bank has not purchased any own shares during the 6 month period ended 30 June 2009. At a Group level, the treasury shares transactions are conducted by National P&K Securities S.A., under its capacity as Corporate Market Making in the Athens Stock Exchange.

Notes to the Financial Statements

Group and Bank

NOTE 12:                 Tax effects relating to Other Comprehensive Income components

Group

	6 month period ended			6 month period ended
	30.6.2009			30.6.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	366.114	(100.875)	265.239	(227.641)	40.216	(187.425)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(137.921)	30.235	(107.686)	(8.139)	597	(7.542)
Available for sale securities	228.193	(70.640)	157.553	(235.780)	40.813	(194.967)

Currency translation differences	8.055	—	8.055	(492.155)	—	(492.155)

Net investment hedge	(62.195)	15.549	(46.646)	(84.143)	21.036	(63.107)
Cash flow hedge	—	—	—	2.027	(507)	1.520
Other comprehensive income for the period	174.053	(55.091)	118.962	(810.051)	61.342	(748.709)

Bank

	6 month period ended			6 month period ended
	30.6.2009			30.6.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	243.951	(60.587)	183.364	(75.600)	19.123	(56.477)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(47.903)	11.976	(35.927)	(6.100)	1.525	(4.575)
Available for sale securities	196.048	(48.611)	147.437	(81.700)	20.648	(61.052)

Currency translation differences	98	—	98	(469)	—	(469)
Cash flow hedge	—	—	—	2.027	(507)	1.520
Other comprehensive income for the period	196.146	(48.611)	147.535	(80.142)	20.141	(60.001)

NOTE 13:                 Dividend per share

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representatives in the Board of Directors of the participating banks have veto right in any decision that relates to dividend distribution.

On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)                  The payment of the interim dividend in the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008.

b)                 The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

c)                  No dividends were declared to the ordinary shares, following the participation of the Bank in the Hellenic Republic’s Liquidity Support Plan.

Notes to the Financial Statements

Group and Bank

NOTE 14:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2009 and 31 December 2008 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a.  Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under note 1, “General Information”.

As at 30 June 2009, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €25 million, €116 million, €0,1 million and €4 million respectively (31 December 2008: €29 million, €139 million, €0,4 million and €19 million respectively), whereas the corresponding figures at Bank level amounted to €16 million, €49 million, €NIL and €NIL respectively (31 December 2008: €13 million, €52 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €10,7 million (30 June 2008: €13,1 million) for the Group and to €4,5 million (30 June 2008: €4,1 million) for the Bank.  Compensation includes short-term benefits of €10,3 million, post employment benefits of €0,3 million and other long-term benefits of €NIL, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €4,5 million for the Bank.

b.  Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associates are set out in the table below.  At a Group level, only transactions with associates are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	30.06.2009	31.12.2008	30.06.2009	31.12.2008

Assets
Loans and advances to customers	37.932	34.622	5.191.277	6.353.077

Liabilities
Due to customers	12.093	14.015	3.167.744	4.805.383

Letters of guarantee, contingent liabilities and other off balance sheet accounts	5.243	5.410	111.567	85.343

	6 month period ended		6 month period ended
	30.06.2009	30.06.2008	30.06.2009	30.06.2008
Income Statement
Interest and commission income	1.577	1.136	111.070	99.155
Interest and commission expense	1.782	1.932	107.837	147.536

NOTE 15:                 Acquisitions, disposals & other capital transactions

On 24 February 2009, Finansbank disposed of its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million.  The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements.  Hence, NBG International Holdings B.V. increased its share capital by €185,5 million.

Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary.

On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary.

On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the second by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

Notes to the Financial Statements

Group and Bank

NOTE 16:                 Capital adequacy and Credit Ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 30 June 2009, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	30.06.2009	31.12.2008	30.06.2009	31.12.2008
Capital:
Upper Tier I capital	7.768	7.011	7.074	6.640
Lower Tier I capital	1.789	1.736	740	390
Deductions	(2.524)	(2.490)	(258)	(198)
Tier I capital	7.033	6.257	7.556	6.832
Upper Tier II capital	(40)	68	1.208	1.394
Lower Tier II capital	285	310	131	155
Deductions	(237)	(153)	(769)	(736)
Total capital	7.041	6.481	8. 126	7.645

Total risk weighted assets	65.072	62.696	49.440	47.168

Ratios:
Tier I	10,8%	10,0%	15,3%	14,5%
Total	10,8%	10,3%	16,4%	16,2%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’).  All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Negative
Standard & Poor’s	BBB+	A-2	-	Negative
Fitch	A-	F2	B/C	Negative

Notes to the Financial Statements

Group and Bank

NOTE 17:      Group Companies

			Group %		Bank %
Subsidiaries	Country	Tax years unaudited	30.6.2009	31.12.2008	30.6.2009	31.12.2008

National P&K Securities S.A.	Greece	2008	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2008	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2008	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2008	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2008	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2008	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2008	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2008	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2008	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	—	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	2004-2008	99,79%	99,79%	82,21%	82,21%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2004-2008	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2004-2008	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2004-2008	99,70%	99,69%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2004-2008	87,26%	87,25%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2008	99,64%	99,59%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2008	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finance Consumer Funding) (*)	Turkey	—	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	—	99,79%	—	—	—
Finans Malta Holdings Ltd	Malta	2006-2008	100,00%	99,79%	—	—
Finansbank Malta Ltd	Malta	2005-2008	100,00%	99,79%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2008	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2008	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2008	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2008	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2008	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2008	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2008	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2008	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	—	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2008	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2008	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2008	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2008	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	—	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.(1)	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A. (1)	Luxembourg	—	—	100,00%	—	94,67%
NBG International Ltd	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2008	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2008	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2008	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2007-2008	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) NBG Luxembourg Holding S.A was merged with NBG Luxfinance Holding S.A. on 30.6.2009 and renamed to NBG Asset Management Luxemburg S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s associates are as follows:

			Group %		Bank %
	Country	Tax years unaudited	30.6.2009	31.12.2008	30.6.2009	31.12.2008

Social Securities Funds Management S.A.	Greece	2007-2008	40,00%	40,00%	40,00%	40,00%
Phosphoric Fertilizers Industry S.A.	Greece	2008	22,02%	22,02%	15,81%	15,81%
Larco S.A.	Greece	2002-2008	36,43%	36,43%	36,43%	36,43%
Eviop Tempo S.A.	Greece	2004-2008	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2008	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2007-2008	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2008	22,01%	25,00%	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2007-2008	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2008	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2008	19,98%	24,98%	—	—

NOTE 18:                 Events after the reporting period

Following the Board of Director’s resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. Existing shareholders or investors that acquired share rights during the subscription period participated in the share capital increase by 97,36%, whereas the remaining shares were acquired by the Greek State through the exercise of its pre-emptive right. The total number of requested shares was 248.147.418 compared to 110.367.615 offered shares, thus covering the share capital increase by 2,25 times. The total capital raised amounted to €1.247.155, €551.838 of which will be credited to “Share capital” account and the remaining amount less expenses incurred will be credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by its subsidiary National Bank of Greece Funding Limited and having the benefit of a subordinated guarantee by the Bank. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities already acquired on open market by the Bank of an aggregate nominal value of approximately €450 million.

On 7 July 2009, the Bank announced the results of the voluntary tender offer, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities, resulting in the strengthening of the Bank’s core Tier I capital by approximately €166 million. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank.

On 31 July 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM. The Bank’s participation will be achieved through a share capital increase of AKTOR FM, which the Bank will cover in full and TOMI S.A. will cancel its preemptive rights to the said increase. The Bank will acquire 53.846 new ordinary registered shares at their nominal value of €3,00 each, paying in cash the amount of  €161,5. After the completion of the share capital increase, the Bank will own 35% of the share capital, while it will have veto rights on decisions related to certain operating areas of   AKTOR FM. AKTOR FM is active in the area of property maintenance and management. The agreement is subject to approval by the Hellenic Competition Commission.

Notes to the Financial Statements

Group and Bank

NOTE 19:      Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.06.2009	1.1 - 30.6.2009	1.1 - 30.6.2008

ALL	EUR	0,00765	0,00786	0,00830
BGN	EUR	0,51130	0,51130	0,51193
EGP	EUR	0,12577	0,13520	0,12134
GBP	EUR	1,17357	1,11840	1,29184
MKD	EUR	0,01635	0,01636	0,01638
RON	EUR	0,23769	0,23735	0,27366
TRY	EUR	0,46266	0,46567	0,53249
USD	EUR	0,70751	0,75011	0,65408
RSD	EUR	0,01070	0,01070	0,01231
ZAR	EUR	0,09187	0,08207	0,08588

NOTE 20:                 Reclassifications

Reclassifications of financial assets

Group

In 2009 the Group, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €1.721,2 million and  €1.487,5 million respectively.

In 2008 the Group reclassified certain available-for-sale and trading securities as loans and receivables, and certain trading securities to the available- for-sale and held to maturity categories.

Excluding the securities reclassified back to available-for-sale, the carrying amount and the fair value of the reclassified securities on 30 June 2009, is €3.085,3 million and €3.049,8 million respectively.  During the six-month period ended 30 June 2009 €65,6 million interest income, €0,9 million dividend income and €11,4 million impairment was recognized.

Had these securities not been reclassified (excluding the securities reclassified back to available-for-sale), net trading income for the six-month period ended 30 June 2009 would have been higher by €103,3 million (€78,5 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been lower by €61,6 million.

Bank

In 2009 the Bank, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €958,7 million and €826,6 million respectively.

In 2008, the Bank reclassified certain trading securities into loans and receivables or available-for-sale.  Excluding the securities reclassified back to available-for-sale, the carrying amount and the fair value of the reclassified securities on 30 June 2009 is €2.839,5 million and €2.809.3 million respectively.

During the six-month period ended 30 June 2009 €60,7 million interest income, €0,3 million dividend income and €11,4 million impairment was recognized.

Had these securities not been reclassified (excluding the securities reclassified back to available-for-sale), net trading income for the six-month period ended 30 June 2009 would have been higher by €99,2 million (€74,4 net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been lower by €65,5 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Notes to the Financial Statements

Group and Bank

Cash Flow Statement

	Group			Bank
	30.06.2008			30.06.2008
		As previously			As previously
€ 000’s	As restated	reported	Reclassified	As restated	reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	33.247	—	33.247	45.914	541	45.373
Other liabilities	568.526	602.736	(34.210)	367.136	428.529	(61.393)
Net cash from/(used in) operating activities from continuing operations	(963.771)	(962.808)	(963)	(638.122)	(622.102)	(16.020)

Cash flows from investing activities
Purchase of investment securities	(8.995.768)	(8.628.711)	(367.057)	—	—	—
Proceeds from redemption and sale of investment securities	6.996.636	6.612.900	383.736	—	—	—
Net cash from / (used in) investing activities	(2.233.194)	(2.249.873)	16.679	—	—	—

Cash flows from financing activities
Repayments of borrowed funds and debt securities	(1.275.475)	(1.259.759)	(15.716)	—	(16.020)	16.020
Net cash from / (used in) financing activities	(130.837)	(115.121)	(15.716)	203.946	187.926	16.020

Net increase/(decrease) in cash and cash equivalents	(3.454.136)	(3.454.136)	—	(2.320.882)	(2.320.882)	—

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2009 TO 30 JUNE 2009
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in thousand EUR)

Company Information
Headquarters:	86, Aiolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	28 August 2009
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN ICPA (GR) 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion / emphasis of matter
Issue date of Auditor’s review report:	28 August 2009
Website:	www.nbg.gr

Statement of Financial Position

	Group		Bank
	30.6.2009	31.12.2008	30.6.2009	31.12.2008
ASSETS
Cash and balances with central banks	5,288,317	4,145,395	3,197,775	1,959,249
Due from banks (net)	2,332,678	2,490,064	3,834,445	5,202,048
Financial assets at fair value through Profit or Loss	3,816,460	2,190,604	3,109,563	1,717,902
Derivative financial instruments	1,874,234	1,590,320	1,594,771	1,303,708
Loans and advances to customers (net)	73,574,473	73,076,469	57,725,824	55,798,270
Available for sale investments securities	13,868,151	9,589,647	10,425,769	6,978,453
Held to maturity investment securities	630,207	141,062	1,215,656	729,918
Investment property	146,361	148,073	—	—
Investments in subsidiaries	—	—	7,392,723	7,149,862
Investments in associates	58,442	55,683	6,921	6,921
Goodwill, software & other intangible assets	2,454,521	2,473,994	117,233	111,285
Property & equipment	1,999,361	1,982,768	973,357	986,405
Deferred tax assets	739,400	774,205	609,664	640,171
Insurance related assets and receivables	801,107	707,721	—	—
Current income tax advance	161,260	113,903	161,260	113,903
Other assets	2,617,938	2,241,827	1,891,005	1,587,984
Non current assets held for sale	118,369	116,893	—	—
Total assets	110,481,279	101,838,628	92,255,966	84,286,079

LIABILITIES
Due to banks	20,165,685	14,840,030	18,753,792	13,801,415
Derivative financial instruments	1,210,471	1,567,815	1,031,491	1,426,951
Due to customers	70,624,331	67,656,948	59,465,459	56,291,053
Debt securities in issue	1,020,720	1,813,678	499,375	—
Other borrowed funds	1,908,844	1,922,873	2,450,136	3,874,881
Insurance related reserves and liabilities	2,411,393	2,266,256	—	—
Deferred tax liabilities	824,339	619,829	615,686	466,224
Retirement benefit obligations	232,909	230,747	120,797	108,057
Current income tax liabilities	41,173	12,428	—	—
Other liabilities	2,922,266	2,632,114	1,959,502	1,883,712
Liabilities held for sale	9,986	8,856	—	—
Total liabilities	101,372,117	93,571,574	84,896,238	77,852,293

SHAREHOLDERS’ EQUITY
Share capital	2,840,771	2,490,771	2,840,771	2,490,771
Share premium account	2,682,050	2,682,050	2,682,050	2,682,050
Less: treasury shares	(11,307)	(145,277)	(11,307)	(145,277)
Reserves and retained earnings	1,714,448	944,063	1,848,214	1,406,242
Equity attributable to NBG shareholders	7,225,962	5,971,607	7,359,728	6,433,786

Minority Interest	834,945	842,408	—	—
Preferred securities	1,048,255	1,453,039	—	—
Total equity	9,109,162	8,267,054	7,359,728	6,433,786

Total equity and liabilities	110,481,279	101,838,628	92,255,966	84,286,079

Statement of Changes in Equity

	Group		Bank
	From 01.01 to		From 01.01 to
	30.6.2009	30.6.2008	30.6.2009	30.6.2008

Balance at beginning of period	8,267,054	8,541,935	6,433,786	6,535,921
Changes during the period:
Total comprehensive income, net of tax	847,689	76,106	541,464	322,732
Share capital increase	347,074	494,110	347,074	494,110
Dividends declared	(114,978)	(279,651)	(46,028)	(190,678)
Net change in treasury shares	133,970	(4,225)	133,970	—
Other changes	(371,647)	(102,240)	(50,538)	(84,140)
Balance at end of period	9,109,162	8,726,035	7,359,728	7,077,945

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted, as well as the auditor’s review report when necessary.

The Board of Directors

Efstratios (Takis) - Georgios A. Arapoglou	Executive Member - Chairman of the BoD & Chief Executive Officer
Ioannis G. Pechlivanidis	Executive Member - Vice Chairman & Deputy Chief Executive Officer
Alexandros G. Stavrou	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Ioannis C. Yiannidis	Non-Executive Member
George Z. Lanaras	Non-Executive Member
Stefanos G. Pantzopoulos	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Dimitrios A. Daskalopoulos	Independent Non-Executive Member
Nikolaos D. Efthymiou	Independent Non-Executive Member
Constantinos D. Pilarinos	Independent Non-Executive Member
Drakoulis K. Fountoukakos - Kyriakakos	Independent Non-Executive Member
Theodoros I. Abatzoglou	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

Note:  On 26 February 2009, Mr Theodoros I. Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos.  On 26 February 2009, Mr Alexandros N. Makridis was elected as a member of the Board as representative of the Greek State following the provisions of Law 3723/2008. On 29 July 2009, Mr Panagiotis C. Drosos resigned from BoD member and on 28 August 2009, Mr Dimitrios Tzaninnis was elected by the BoD.  On 27 August 2009, Mr Achilleas D. Mylonopoulos resigned from BoD member and on 28 August 2009, Mr Alexandros G. Stavrou was elected by the BoD.

Statement of Comprehensive Income

	Group		Group		Bank		Bank
	From 01.01 to		From 01.04 to		From 01.01 to		From 01.04 to
	30.6.2009	30.6.2008	30.6.2009	30.6.2008	30.6.2009	30.6.2008	30.6.2009	30.6.2008

Interest & similar income	3,399,468	3,341,211	1,618,466	1,685,436	1,962,660	2,019,315	914,442	1,029,176
Interest expense & similar charges	(1,486,572)	(1,611,806)	(650,331)	(810,626)	(840,281)	(1,042,335)	(340,948)	(531,249)
Net interest income	1,912,896	1,729,405	968,135	874,810	1,122,379	976,980	573,494	497,927

Fee and commission income	364,800	416,473	186,941	212,662	149,506	149,698	77,175	80,012
Fee and commission expense	(23,483)	(40,059)	(11,981)	(24,184)	(12,287)	(17,222)	(7,151)	(12,270)
Net fee and commission income	341,317	376,414	174,960	188,478	137,219	132,476	70,024	67,742

Earned premia net of reinsurance	430,610	330,786	239,374	175,455	—	—	—	—
Net claims incurred	(375,962)	(235,315)	(211,683)	(108,150)	—	—	—	—
Earned premia net of claims and commissions	54,648	95,471	27,691	67,305	—	—	—	—

Net trading income and results from investment securities	346,394	38,308	237,234	14,440	217,427	(21,345)	174,137	(51,521)
Net other income/(expense)	(31,543)	38,326	(12,299)	16,216	(11,865)	79,862	(15,864)	29,341
Total income	2,623,712	2,277,924	1,395,721	1,161,249	1,465,160	1,167,973	801,791	543,489

Personnel expenses	(713,391)	(658,469)	(364,482)	(337,485)	(442,147)	(398,995)	(223,409)	(204,799)
General, administrative & other operating expenses	(357,613)	(354,668)	(183,695)	(182,810)	(152,510)	(141,296)	(77,883)	(76,268)
Depreciation, amortisation & impairment charges of fixed assets	(95,351)	(76,073)	(50,554)	(39,185)	(50,887)	(36,434)	(25,302)	(18,906)
Amortisation of intangible assets recognised on business combinations	(12,081)	(13,801)	(6,076)	(6,628)	—	—	—	—
Finance charge on put options of minority interests	(3,971)	(7,136)	(1,279)	(3,020)	(3,971)	(7,136)	(1,279)	(3,020)
Impairment charge for credit losses	(494,485)	(180,490)	(259,742)	(92,502)	(287,336)	(126,513)	(142,947)	(63,458)
Share of profit of associates	351	208	460	103	—	—	—	—
Profit before tax	947,171	987,495	530,353	499,722	528,309	457,599	330,971	177,038

Tax expense	(218,444)	(162,680)	(131,897)	(79,945)	(134,380)	(74,866)	(87,521)	(20,035)
Profit for the period	728,727	824,815	398,456	419,777	393,929	382,733	243,450	157,003
Attributable to:
Minority interests	20,691	11,259	7,761	7,286	—	—	—	—
NBG equity shareholders	708,036	813,556	390,695	412,491	393,929	382,733	243,450	157,003

Net other comprehensive income/(expense), net of tax	118,962	(748,709)	379,294	89,791	147,535	(60,001)	247,868	(38,824)
Total comprehensive income, net of tax	847,689	76,106	777,750	509,568	541,464	322,732	491,318	118,179

Attributable to:
Minority interests	32,594	(43,544)	6,920	13,686	—	—	—	—
NBG equity shareholders	815,095	119,650	770,830	495,882	541,464	322,732	491,318	118,179

Earnings per share:
Basic	€1.1127	€1.3511	€0.5539	€0.6454	€0.6527	€0.7135	€0.3690	€0.2927
Diluted	€1.1127	€1.3473	€0.5539	€0.6435	€0.6527	€0.7115	€0.3690	€0.2919

Statement of Cash Flows

	Group		Bank
	From 01.01 to		From 01.01 to
	30.6.2009	30.6.2008	30.6.2009	30.6.2008
Net cash flows from / (used in):
Operating activities	5,135,759	(963,771)	4,759,145	(638,122)
Investing activities	(2,798,284)	(2,233,194)	(2,944,925)	(1,872,171)
Financing activities	(1,061,193)	(130,837)	(947,063)	203,946
Net increase / (decrease) in cash and cash equivalents in the period	1,276,282	(3,327,802)	867,157	(2,306,347)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,487)	(126,334)	4,039	(14,535)
Total cash flows from / (used in) the period	1,272,795	(3,454,136)	871,196	(2,320,882)
Cash and cash equivalents at beginning of period	2,622,978	6,164,920	3,674,864	5,456,449
Cash and cash equivalents at end of period	3,895,773	2,710,784	4,546,060	3,135,567

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (IFRS) and are the same with those applied in the 2008 financial statements, except for the new accounting policy regarding transfers of debt securities from the loans and receivables category to the available for sale category. The Bank has adopted the amended International Accounting Standard (IAS 1) “Presentation of Financial Statements” and International Financial Reporting Standard (IFRS 8) “Operating Segments”. Details are included in Note 2 of the financial statements as at 30 June 2009.

2) The parent company has been audited by the tax authorities up to and including 2007. The unaudited tax years of the subsidiary companies of the Group (fully consolidated and associated) are reflected in Note 17 of the financial statements as at 30 June 2009.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group. As at 30 June 2009, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €41,8 million and €16,9 million respectively, b) for unaudited tax years €22,9 million and €6,7 million respectively and c) for other risks €11,5 million and €1,7 million respectively.

4) The number of Group and Bank employees as at 30 June 2009 was 36.976 and 13.721 respectively (30 June 2008: 35.636 and 13.891 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with associated companies of the Group, as at 30 June 2009, amounted to €38 million, €12 million, €1,6 million, €1,8 million and €5,2 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 30 June 2009 were €5.191 million, €3.168 million, €111,1 million, €107,8 million and €111,6 million respectively. Loans, deposits, other payables, letters of guarantee and total compensation of members of the Board of Directors and members of management of Group companies amounted as at 30 June 2009 to €25 million, €116 million, €0,1 million, €4 million and €10,7 million respectively, and for the Bank alone the corresponding amounts (excluding other payables and letters of guarantee which are nil) amounted to €16 million, €49 million and €4,5 million respectively.

6) Acquisitions, disposals & other capital transactions:

a) On 24 February 2009, Finansbank sold its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million. The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements. Therefore, NBG International Holdings B.V. increased its share capital by €185,5 million.

b) Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in UK, for the purposes of Greek State loans securitization, in which the Bank has a beneficial interest.

c) On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary company.

d) On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary company.

e) On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the second by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

Details are included in Note 15 of the financial statements as at 30 June 2009.

7) Included in Note 17 of the financial statements as at 30 June 2009, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. Of all companies consolidated as at 30 June 2009:

a) Fully consolidated: Eterika Plc, Revolver APC Limited and Revolver 2008-1 Plc and Titlos Plc (all Special Purpose Entities) are consolidated in the current period but were not consolidated in the respective period in 2008, while Ethniki Factors S.A. and Finans Faktoring Hizmetleri A.S. are consolidated for the first time in the current period. From the companies consolidated in the 1st quarter of 2009 and in the respective six month period of 2008, NBG Luxemburg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the second by the first and the new company was renamed to NBG Asset Management Luxemburg S.A.

b) Equity method: From the companies included in the 30 June 2008 consolidation, Siemens Enterprise Communications S.A. and Hellenic Countryside S.A. are no longer included due to their disposal on 16 July 2008 and 23 December 2008 respectively.

c) There are no entities exempted from the consolidated financial statements.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income” in the current period, ended 30 June 2009 is comprised of €158 million relating to the measurement at fair value of available for sale investments, €8 million relating to currency translation differences and €(47) million relating to net investment hedge. The corresponding amounts for the Bank (excluding net investment hedge amount which is NIL) are €147 million and €98 thousand respectively.

9) As at 30 June 2009 the Group and the Bank held 503 thousand treasury shares, with acquisition cost of €11,3 million.

10) Other events:

a) The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008. On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies). On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies). The preference shares are mandatory redeemable within 5 years from their issue or optionally after 1 July 2009 and carry a fixed return of 10%. In case of inability for redemption due to capital adequacy difficulties, the preference shares are converted to ordinary or any other available class of shares. The Bank recognized the preference shares within equity. Had the Bank not recognized the preference shares within equity, its after tax profits would have been less by €3,8 million.

b) On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following: 1) The payment of the interim dividend in the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008, 2) The distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of our non-cumulative non-voting redeemable preference shares, 3) No dividends were declared to the ordinary shares, following the participation of the Bank in the support plan.

c) Following the Board of Director’s resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary share holders at a ratio of 2 new shares for every 9 shares held. Existing shareholders or investors that acquired share rights during the subscription period participated in the share capital increase by 97,36%, whereas the remaining shares were acquired by the Greek State through the exercise of its pre-emptive right. The total number of requested shares was 248.147.418 compared to 110.367.615 offered shares, thus covering the share capital increase by 2,25 times. The total capital raised amounted to €1.247.155 thousand, €551.838 thousand of which will be credited to “Share capital” account and the remaining amount less expenses incurred will be credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

d) On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by its subsidiary National Bank of Greece Funding Limited and having the benefit of a subordinated guarantee by the Bank. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities already acquired on open market by the Bank of an aggregate nominal value of approximately €450 million. On 7 July 2009, the Bank announced the results of the voluntary tender offer, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities, resulting in the strengthening of the Bank’s core Tier I capital by approximately €166 million. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank.

e) On 31 July 2009, the Bank and TOMI SA of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM. The Bank’s participation will be achieved through a share capital increase of AKTOR FM, which the Bank will cover in full and TOMI SA will cancel its preemptive rights to the said increase. The Bank will acquire 53.846 new ordinary registered shares at their nominal value of €3,00 each, paying in cash the amount of €161,5 thousand. After the completion of the share capital increase, the Bank will own 35% of the share capital, while it will have veto rights on decisions related to certain operating areas of AKTOR FM. AKTOR FM is active in the area of property maintenance and management. The agreement is subject to approval by the Hellenic Competition Commission.

11) Certain amounts as at 30 June 2008 were reclassified in order to render them comparable to the respective amounts of 30 June 2009. This reclassification has no impact in Profit & Loss and Equity of the Group and the Bank. Details are included in Note 20 of the financial statements of 30 June 2009.

12) The matter of emphasis in the auditor’s report, refers to the inclusion in the equity of the preference shares issued by the Bank pursuant to Law 3723/2008 relating to “the enhancement of the liquidity of the economy in order to address the effects of the global financial crisis”, which depends on probable changes in the law governing the terms of issue of these preference shares.

Athens, 28 August 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE DEPUTY CHIEF FINANCIAL OFFICER

EFSTRATIOS - GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pechlivanidis

(Registrant)

Date : 31st August, 2009

Vice Chairman – Deputy Chief Executive Officer